SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2006.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number: 000-21272

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanmina-SCI USA Inc. 401(k) Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sanmina-SCI USA Inc.

2700 North First Street

San Jose, CA 95134

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Sanmina-SCI USA Inc. 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SANMINA-SCI USA INC. 401(k) PLAN
(Name of plan)

Date:	June 29, 2007	By:	/s/ DAVID L. WHITE
(Signature)
		Name:	David L. White
		Title:	Executive Vice President and
Chief Financial Officer

SANMINA-SCI USA INC.

401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

The Following Exhibits are filed as part of this annual report:

Ehibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
Sanmina-SCI USA Inc.

401(k) Plan

We have audited the financial statements of the Sanmina-SCI USA Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 27, 2007

SANMINA-SCI USA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

Assets:
Investments, at fair value	$387,192,756	$358,072,537
Participant loans	10,383,759	9,847,442

Assets held for investment purposes	397,576,515	367,919,979

Employer’s contribution receivable	—	197
Participants’ contributions receivable	—	318
Other receivables	1,204	1,306

Net assets available for benefits at fair value	397,577,719	367,921,800

Adjustment from fair value to contract value for fully benefit responsive investment contracts	364,090	467,676

Net assets available for benefits	$397,941,809	$368,389,476

See notes to financial statements.

SANMINA-SCI USA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2006	2005

Additions:
Investment income:
Interest and dividends	$2,576,112	$1,695,157
Net realized and unrealized appreciationin fair value of investments	34,986,338	11,474,778

	37,562,450	13,169,935

Contributions:
Participants’	24,027,828	22,782,345
Employer’s	9,975,184	10,248,713
Rollover	2,365,046	1,788,121

	36,368,058	34,819,179

Total additions	73,930,508	47,989,114

Deductions:
Benefits paid to participants	44,302,023	47,604,753
Administrative expenses	76,152	76,589

Total deductions	44,378,175	47,681,342

Net increase in net assets	29,552,333	307,772

Net assets available for benefits:
Beginning of year	368,389,476	368,081,704

End of year	$397,941,809	$368,389,476

See notes to financial statements.

SANMINA-SCI USA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1 - DESCRIPTION OF THE PLAN

General - The following description of the Sanmina-SCI USA Inc. 401(k) Plan (the Plan), formerly the Sanmina-SCI Corporation 401(k) Plan, provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established by Sanmina-SCI USA Inc. (Sanmina-SCI, the Plan Sponsor or the Company) to provide benefits to eligible employees, as defined in the Plan document, who have completed one month of service.  The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In conjunction with the change in the name of the Company, effective October 5, 2005, the Plan name was changed from the Sanmina-SCI Corporation 401(k) Plan to the Sanmina-SCI USA Inc. 401(k) Plan.

Administration - Under the terms of the Plan, Fidelity Management Trust Company (Fidelity) acts as the trustee.  The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan and an Investment Committee to monitor the Plan’s investments.  The Company has contracted with a third-party administrator who processes and maintains the records of participant data.

Contributions - Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation as a salary deferral in an amount from 1% to 85% of a participant’s eligible compensation per payroll period, not to exceed the amount allowable under current income tax regulations.  Effective May 1, 2005, the Plan document was amended to allow the Committee to limit the amount of salary deferrals for highly compensated employees to the extent it determines that such limitation is necessary to keep the Plan in compliance with the Internal Revenue Code Section 401(a)(4) or Section 401(k)(3).  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.

Subject to the approval of the Plan Administrator, participants may transfer or rollover account balances from another qualified plan, an individual retirement account, an annuity contract described in Internal Revenue Code Section 403(b), or a governmental plan described in Internal Revenue Code Section 457.

The Company is allowed to make matching contributions as defined in the Plan and as approved by the board of directors.  In 2006 and 2005, the Company matched contributions equal to 75% of each eligible participant’s salary deferral contribution up to a maximum of 6% of the participant’s eligible compensation per payroll period, not to exceed $2,700 per year.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - The portion of the participant’s account attributable to salary deferrals is always 100% vested.  Effective April 15, 2005, the Plan document was amended to allow employees who are active participants on and after this date to be 100% vested in employer matching contributions.  Prior to that date, the portion of the participant’s account attributable to Company matching contributions is 100% vested after four years of service at the rate of 25% per year.  Former employees of acquired companies may have different vesting schedules as stated in the Plan document.

Forfeited accounts - As of December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $116,000 and $561,000, respectively.  These accounts are used to restore participant accounts, reduce future employer contributions, or to pay Plan administrative expenses.  In 2006, approximately $470,000 and $41,000 of nonvested forfeited amounts were used to reduce employer contributions and pay Plan administrative expenses, respectively.  In 2005, approximately $43,000 of nonvested forfeited amounts were used to pay Plan administrative expenses.

Payment of benefits - Upon termination, the participant or beneficiary will receive benefits in a lump sum amount, or in installments over a reasonable period of time, equal to the value of the participant’s vested interest in their account.  The Plan allows for automatic distribution of participant vested account balances that do not exceed $5,000 determined without regard to any amounts in the participant’s rollover account.  Effective March 28, 2005, the Plan allows for automatic direct rollovers to an individual retirement account for participant account balances that exceed $1,000 but are not greater than $5,000.

Participant loans - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the participant’s vested balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is determined by the Committee.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2006 carry interest rates ranging from 5% to 10.5%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAF INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), effective for the Plan year ending after December 15, 2006, applied retroactively for all periods presented, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statements of net Assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits is prepared on a contract value basis.

Investments - Investments are stated at fair value.  Investments in registered investment companies are valued based on quoted market prices.  Common stock is valued at quoted market prices based on the last reported sales price on the last business day of the year.  The Fidelity Managed Income Portfolio II Fund, a common/collective trust, consists primarily of fully benefit responsive investment contracts and is reported by the Plan at fair value.  Participant loans are valued at cost, which approximates fair value.

Administrative expenses - All expenses incurred in the administration of the Plan are generally charged to and paid by the Company, except for expenses of approximately $76,000 and $77,000, for the years ended December 31, 2006 and 2005, respectively, related to recordkeeping services provided by Fidelity and other Plan administrative expenses.

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds, common stock, a common/collective trust and money market funds offered by the Plan.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan includes investment options in funds that are managed by an affiliate of Fidelity, the trustee of the Plan, and shares of common stock of the Plan Sponsor.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Participants may direct a portion of their account to the Company Stock Fund (the Fund) so that they may invest in the qualifying employer securities of the Company.  No participant is permitted to allocate more than 50% of his or her total vested contributions to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 50% of the participant’s account.

The number of shares of the Company common stock in the Fund at December 31, 2006 and 2005 was 2,572,641 and 3,006,525, respectively.  The Fund is primarily comprised of shares of Company common stock which are traded in the open market.  The Fund assigns units of participation to those participants with account balances in the Fund.  The total number of units in the Fund at December 31, 2006 and 2005 was 1,990,987 and 2,341,229, respectively, and the net unit value was $4.59 and $5.62, respectively, at these dates.

The Plan is intended to be an “ERISA Section 404(c) plan.”  Under ERISA Section 404(c), the Plan’s fiduciaries are relieved of liability for losses that arise from a participant’s investment choices.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments as of December 31, 2006 and 2005.  Investments that represent 5% or more of the Plan’s net assets are identified with (*) for 2006 and (**) for 2005:

	2006	2005

Mutual funds:
ABF Small Cap Valuation Inst **	$19,804,533	$18,426,971
Spartan U.S. Equity Index Fund */**	49,083,901	47,184,044
Fidelity Equity - Income Fund */**	28,140,753	23,536,780
Fidelity Growth Company Fund */**	76,900,719	78,013,507
Fidelity Diversified International Fund *	26,117,555	18,290,235
Others	106,662,332	90,464,460

	306,709,793	275,915,997
Money market funds:
Fidelity Retirement Money Market Portfolio */**	40,978,448	37,565,651
Others	208,947	307,795

	41,187,395	37,873,446

Fidelity Managed Income Portfolio II Fund */**	30,365,901	31,437,322

Noninterest bearing cash	54,056	37,976

Company common stock	8,875,611	12,807,796

Participant loans	10,383,759	9,847,442

Assets held for investment purposes	$397,576,515	$367,919,979

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2006	2005

Mutual funds	$37,035,419	$23,285,260
Common stock	(2,049,081)	(11,810,482)

	$34,986,338	$11,474,778

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2006
Net assets available for benefits per the financial statements	$397,941,809
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(364,090)

Net assets available for benefits at fair value per the Form 5500	$397,577,719

The following is a reconciliation of the affected components of the changes in net assets available per the financial statements to the Form 5500 (in thousands):

	Year ended December 31, 2006
	Amounts per
	the financial	Adjustment to	Amounts per
	statements	fair value	the Form 5500

Net appreciation (depreciation) of assets	$34,986,338	($364,090)	$34,622,248

NOTE 6 - TAX STATUS

The Plan has been amended since receiving its latest favorable determination letter dated February 22, 2002 from the Internal Revenue Service.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 7 - PLAN TERMINATION OR MODIFICATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate or modify the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100% vested in their accounts.

NOTE 8 – SUBSEQUENT EVENT

Effective as of the close of business on August 1, 2007, the Committee has determined that the Fund will no longer be offered as an investment option for participants in the Plan.  Existing account balances in the Fund must be liquidated and reallocated as allowed under the Plan provisions by August 1, 2008.

SANMINA-SCI USA INC.	EIN: 77-0228183
401(k) PLAN	PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

Identity of issue, borrower,		Units/	Current
lessor or similar party		shares	value

	Mutual Funds:
	Baron Growth	232,687	$11,606,425
	AF EuroPacific Growth Fund - Class A	228,099	10,620,285
	AF Fundamental Investment - Class A	146,638	5,874,321
	AF Amcap RS	17,659	354,410
	PIMCO Total Return Fund	1,377,677	14,300,284
	Calamos Growth - Class A	134,084	7,227,113
	Vang LT Treasury Adm	419,287	4,666,669
	H&W Mid Cap Valuation I	480,451	14,341,452
	ABF Small Cap Valuation Inst	915,605	19,804,533
*	Fidelity Equity - Income Fund	480,628	28,140,753
*	Fidelity Growth Company Fund	1,103,152	76,900,719
*	Fidelity Diversified International Fund	706,835	26,117,555
*	Spartan U.S. Equity Index Fund	978,157	49,083,901
*	Fidelity Freedom Income Fund	106,087	1,224,238
*	Fidelity Freedom 2000 Fund	106,770	1,330,354
*	Fidelity Freedom 2005 Fund	10,416	120,926
*	Fidelity Freedom 2010 Fund	428,620	6,266,430
*	Fidelity Freedom 2015 Fund	158,628	1,935,266
*	Fidelity Freedom 2020 Fund	529,081	8,216,625
*	Fidelity Freedom 2025 Fund	113,184	1,445,357
*	Fidelity Freedom 2030 Fund	534,623	8,570,012
*	Fidelity Freedom 2035 Fund	26,490	349,399
*	Fidelity Freedom 2040 Fund	866,326	8,212,766
*	Fidelity Retirement Money Market Portfolio	40,978,448	40,978,448

	Common/collective trust:
*	Fidelity Managed Income Portfolio II Fund	30,729,991	30,365,901

*	Interest bearing cash	208,947	208,947
*	Non-interest bearing cash		54,056
*	Sanmina-SCI USA Inc. Common Stock	2,572,641	8,875,611
*	Participant loans - 2,031 loans with interest rates ranging from to 5% 10.5%		10,383,759

	Total		$397,576,515

*           Party-in-interest